Exhibit G

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35- ___________)

       Cinergy Corp., a registered holding company ("Cinergy") and its wholly-owned nonutility holding company subsidiary, Cinergy Investments, Inc. ("Investments"), each at 139 East Fourth Street, Cincinnati, Ohio 45202, have filed an application-declaration ("Application") under sections 6(a), 7, 9(a), 10, 12(b), 13(b), 32 and 33 of the Act and rules 43, 45, 53 and 100(a) thereunder.

       Under the terms of orders and supplemental orders in File Nos. 70-8589 and 70-8521 (collectively, "Prior Orders"), Cinergy and Investments are presently authorized from time to time through December 31, 1999 (1) to acquire the securities of special-purpose entities ("Project Parents") formed to engage exclusively in the business of acquiring and holding, directly or indirectly, the securities of, and/or providing services to, exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") as defined in sections 32 and 33 of the Act; (2) to make direct and indirect investments in EWGs and FUCOs and Project Parents (by means of equity and debt investments including guarantees and other forms of credit support), provided that Cinergy's "aggregate investment" (as defined in rule 53(a)) does not at any time exceed 50% of Cinergy's "consolidated retained earnings" (as defined in rule 53(a)) ("50% Limitation"); and (3) in the case of Cinergy only: (a) to issue and sell in an aggregate principal amount at any one time outstanding not to exceed $1 billion, within certain prescribed parameters, unsecured short-term promissory notes to banks and other financing institutions, commercial paper to commercial paper dealers and financing institutions, and unsecured demand promissory notes to banks evidencing Cinergy's reimbursement obligation in respect of letters of credit issued on Cinergy's behalf (collectively, "Short-Term Financings"), and (b) to apply the proceeds of Short-Term Financings, inter alia, to investments in EWGs and FUCOs subject to the 50% Limitation.

       Applicants state that at December 31, 1996 Cinergy's aggregate investment and consolidated retained earnings were approximately $487 million and $990 million respectively. Applicants further state that as of January 31, 1997 Cinergy had increased its aggregate investment to approximately $495 million and consequently at that date had virtually no available capacity under the 50% Limitation for further investments in EWGs and FUCOs. Applicants maintain that further investments in EWGs, FUCOs and Project Parents comprise a critical element of Cinergy's strategy for providing value to investors and successfully competing in the evolving energy industry.

       Applicants now request an order from the Commission modifying the Prior Orders (1) to exempt Applicants from the requirements of rule 53(a)(1) to permit Cinergy to increase its aggregate investment to an amount equal to 100% of consolidated retained earnings, (2) to authorize Cinergy to apply the proceeds of Short-Term Financings to investments in EWGs, FUCOs and Project Parents in an aggregate amount equal to 100% of consolidated retained earnings, and (3) to extend the authorization period of the Prior Orders through December 31, 2002.

       Rule 53(c) provides that if any of the conditions of the financing "safe harbor" in Rule 53(a) is not satisfied, then an applicant must affirmatively demonstrate that the proposal (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system, and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect any such subsidiary or customers. In the Application Cinergy has adduced financial and other information for the purpose of demonstrating that the financing of investments by Cinergy in EWGs and FUCOs in amounts which, when added to Cinergy's "aggregate investment" at any point in time in such entities, may be equal to Cinergy's "consolidated retained earnings" would not have either of the adverse impacts referred to in Rule 53(c). The Application also summarizes Cinergy's present ownership of EWGs and FUCOs and the process of project risk review and mitigation that Cinergy currently undertakes before committing any funds to potential investments in EWGs and FUCOs. Cinergy represents that it has provided a copy of the Application to the public service commissions in Ohio, Indiana and Kentucky and has consulted with each of those regulators with respect to the instant proposal.

       For the Commission, by the Division of Investment Management, pursuant to delegated authority.